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                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                    PROPOSED DOMESTIC CORPORATE BOND ISSUE




Sinopec Corp. has made an application to the NDRC (such application has been referred to the State Council pending its approval) in relation to a proposed issue of the 03 Sinopec Bonds of an aggregate value of RMB3.5 billion to citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription. It is intended that applications be made immediately after the Bond Issue is completed to the CSRC and the Shanghai Stock Exchange for the listing of the 03 Sinopec Bonds on the Shanghai Stock Exchange. Sinopec Corp. intends to use the proceeds of the Bond Issue to fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing and refined oil products in the southwestern region of the PRC, as well as projects for the improvement of the adjustment technology for the structure of synthetic resin products and the adjustment technology for raw materials of chemical fertilizers. Further announcement will be made by Sinopec Corp. when further details of such projects and the breakdown of the use of proceeds of the Bond Issue are available.

Under the Company Law of the PRC and Sinopec Corp.'s articles of association, the Bond Issue is subject to the approval of shareholders (including holders of H shares and holders of Domestic Shares). An EGM will be held on 15 October 2003 at which special resolutions will be proposed to the shareholders of Sinopec Corp. for their consideration and, if thought fit, approval of the Bond Issue. Holders of H Shares and holders of Domestic Shares whose names appear on the register of members of Sinopec Corp. at the close of trading on 15 September 2003 shall have the right to attend the EGM.

Upon the approval of the Bond Issue by the shareholders of Sinopec Corp., the Bond Issue will still be subject to the final approval of the NDRC and the State Council. The timing of the Bond Issue is subject to both the final approvals of the NDRC and the State Council, as well as the bond market conditions in the PRC. Further announcement will be made by Sinopec Corp. when the final approvals of the NDRC and the State Council have been obtained and the maturity period and the coupon rate of the 03 Sinopec Bonds have been fixed.

China Petroleum & Chemical Corporation ("Sinopec Corp.") has made an application to the National Development and Reform Commission ("NDRC") (such application has been referred to the State Council pending its approval) in relation to a proposed issue of domestic corporate bonds of an aggregate value of RMB3.5 billion (the "03 Sinopec Bonds") to citizens holding valid and legal proof of identity of the People's Republic of China ("PRC") and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription (the "Bond Issue"). It is intended that applications be made immediately after the Bond Issue is completed to the China Securities Regulatory Commission ("CSRC") and the Shanghai Stock Exchange for the listing of the 03 Sinopec Bonds on the Shanghai Stock Exchange.

DETAILS OF THE PROPOSED BOND ISSUE

The proposed arrangements for the Bond Issue are as follows (such arrangements shall be subject to the terms and conditions in the offering prospectuses finally approved by the NDRC):


(i)       Total issuing amount:          RMB3.5 billion

(ii)      Bond maturity:                 15 years or 20 years (single category)

(iii)     Issue price:                   According to the par value of the bonds

(iv)      Coupon rate:                   Fixed rate with interests being paid
                                         annually. The reasonable range of
                                         interest rates are preliminarily
                                         estimated to be between 4.14% to
                                         4.34% per annum (15 years) and 4.29%
                                         to 4.49% per annum (20 years),
                                         subject to the final approval of the
                                         People's Bank of China

(v)       Form of bonds:                 The 03 Sinopec Bonds will be booked
                                         under the real names of the investors
                                         and in the form of depository
                                         certificates universally printed by
                                         China Government Securities
                                         Depository Trust & Clearing Co., Ltd.

(vi)      Interest and principal         The interest will be paid annually.
          repayment:                     The principal will be repaid together
                                         with the last instalment of interest

(vii)     Scope of issuance:             Available to the public of the PRC

(viii)    Target subscribers:            Citizens holding valid and legal
                                         proof of identity of the PRC and PRC
                                         legal persons (save for those who are
                                         prohibited by PRC laws or regulations
                                         from subscription)

(ix)      Guarantor:                     China Petrochemical Corporation
                                         (being the controlling shareholder of
                                         Sinopec Corp.), which shall receive
                                         RMB3.5 million from Sinopec Corp. as
                                         the consideration for providing the
                                         guarantee for the whole term of the
                                         Bond Issue. The guarantee shall be
                                         obtained by Sinopec Corp. from China
                                         Petrochemical Corporation on normal
                                         commercial terms and in the ordinary
                                         and usual course of business of
                                         Sinopec Corp.

(x)       Listing of bonds:              Applications be made immediately
                                         after the Bond Issue is completed to
                                         the CSRC and the Shanghai Stock
                                         Exchange for the listing of the 03
                                         Sinopec Bonds on the Shanghai Stock
                                         Exchange

USE OF PROCEEDS

It is expected that the net proceeds arising from the Bond Issue will amount to approximately RMB3.47 billion. The directors of Sinopec Corp. (the "Directors") presently intend to apply the proceeds to fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing ("Ningbo-Shanghai-Nanjing Pipeline Project") and refined oil products in the southwestern region of the PRC ("Southwestern Pipeline Project"), as well as projects for the improvement of the adjustment technology for the structure of synthetic resin products ("Synthetic Resin Project") and the adjustment technology for raw materials of chemical fertilizers in the Baling region of Hunan ("Baling Project"), Hubei ("Hubei Project") and Jinling of the PRC ("Jinling Project").

The Ningbo-Shanghai-Nanjing Pipeline Project and the Southwestern Pipeline Project were previously disclosed in an announcement issued by Sinopec Corp. on 12 April 2001 and part of the proceeds from the Bond Issue shall be used to supplement these two projects. The feasibility study for the Ningbo-Shanghai-Nanjing Pipeline Project was approved by the State Development Planning Commission (being the current NDRC) pursuant to the approval document no. Jichanye [2002] 2824. It is estimated that the Ningbo-Shanghai-Nanjing Pipeline Project shall be completed in 2005. The feasibility study for the Southwestern Pipeline Project was approved by the NDRC pursuant to the approval document no. Fagaigongye [2003] 3451. It is estimated that the Southwestern Pipeline Project shall be completed in 2004.

The feasibility study of the Synthetic Resin Project was approved by the State Economic and Trade Commission ("SETC") pursuant to the approval document no. Guojingmao [2002] 141. It is estimated the Synthetic Resin Project shall be completed in 2004. The feasibility studies of the Baling Project, Hubei Project and Jinling Project were approved by the SETC pursuant to the approval documents no. Guojingmao [2001] 465, Guojingmao [2001] 162 and Guojingmao [2001] 161 respectively. It is estimated that the Jinling Project shall be completed in 2004 while the Baling Project and the Hubei Project shall be completed in 2005.

Further announcement will be made by Sinopec Corp. when further details of such projects and the breakdown of the use of proceeds of the Bond Issue are available.

IMPACT OF THE BOND ISSUE ON THE CAPITAL STRUCTURE OF SINOPEC CORP.

On the basis of the estimated net proceeds arising from the Bond Issue, Sinopec Corp.'s capital structure as at 31 December 2002 and after the completion of the Bond Issue are as follows:


                                     According to the PRC                    According to the
                                     Accounting Rules and                 International Financial
                                         Regulations                        Reporting Standards

                                      As at
                                   31 December            After the               As at               After the
                                      2002               Bond Issue         31 December 2002         Bond Issue

                                   RMB billion           RMB billion           RMB billion           RMB billion

Total Debt                           197.75                201.25                197.48                200.98

Total Asset                          368.38                371.88                375.88                379.38

The ratio of Total Debt to            53.7%                 54.1%                 52.5%                 53.0%
Total Asset


REASONS FOR PROPOSED BOND ISSUE

The Directors consider that the Bond Issue is in the interests of Sinopec Corp. and will be beneficial to the improvement of the shareholder's return on their investment. The interest rate in Renminbi is currently at a historically low level after being reduced consecutively for 8 times since May 1996. On the other hand, the amount of savings deposited in PRC financial institutions has increased substantially due to the steady economic growth in the PRC. The Directors, therefore, consider that it is the appropriate time to finance the funding of Sinopec Corp. through the Bond Issue.

The Directors also consider that the Bond Issue will enable Sinopec Corp. to broaden its financing channels. The Bond Issue shall become a new type of financing vehicle of Sinopec Corp. after the issue of H shares of Sinopec Corp. ("H Shares") and domestic shares of Sinopec Corp. ("Domestic Shares").

As the cost of debt financing is much lower than that of equity financing, the Directors consider that debt financing is in general more preferable over equity financing. A corporate bond issue also has the lowest cost of financing, compared with bank loans and other financing tools currently available. The interest rates for the 03 Sinopec Bonds is preliminarily estimated to be between 4.14% to 4.34% per annum (15 years) and between 4.29% to 4.49% per annum (20 years) (subject to the final approval of the People's Bank of China), whereas the current basic interest rate of bank loans in the PRC for 1 to 3 years, 3 to 5 years and more than 5 years is 5.49%, 5.58% and 5.76% per annum, respectively.

EXTRAORDINARY GENERAL MEETING

Under the Company Law of the PRC and Sinopec Corp.'s articles of association, the Bond Issue is subject to the approval of shareholders (including holders of H Shares and holders of Domestic Shares). An extraordinary general meeting will be held on 15 October 2003 ("EGM") at which special resolutions will be proposed to the shareholders of Sinopec Corp. for their consideration and, if thought fit, approval of the Bond Issue. A circular setting out details of the Bond Issue and the exact date and venue of the EGM will be dispatched to the shareholders of Sinopec Corp. on or around 25 August 2003.

Upon the approval of the Bond Issue at the EGM, the Bond Issue will still be subject to the final approval of the NDRC and the State Council. The timing of the Bond Issue shall be subject to both the final approvals of the NDRC and the State Council, as well as the bond market conditions in the PRC. Further announcement will be made by Sinopec Corp. when the final approvals of the NDRC and the State Council have been obtained and the maturity period and the coupon rate of the 03 Sinopec Bonds have been fixed.

For the purposes of EGM, the register of members of Sinopec Corp. will be closed from 16 September 2003 to 15 October 2003 (both days inclusive), during which no transfer of shares will be registered. Accordingly, holders of H Shares and holders of Domestic Shares whose names appear on the register of members of Sinopec Corp. at the close of business on 15 September 2003 shall have the right to attend the EGM.

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H Shares, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 15 September 2003.


                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                       Chen Ge
                                           Secretary to the Board of Directors
                                                  Beijing, PRC, 22 August 2003